Exhibit 3(i)(2)

Article 3. Authorized Shares:

The aggregate number of shares, which the corporation shall have authority to issue, shall consist of I00,000,000 shares of Common Stock having a $.000l par value, and 50,000,000 shares of Preferred Stock having a $.0001 par value.

The Common and/or Preferred Stock of the Company may be issued from time to time without prior approval by the stockholders. The Common and/or Preferred Stock may be issued for such consideration as may be fixed from time to time by the Board of Directors- The Board of Directors may issue such share of Common and/or Preferred Stock in one or more series, with such voting powers, designations, preferences and rights or qualifications, limitations or restrictions thereof as shall b e stated in the resolution or resolutions."